DHL

82-1252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

17 March, 2006

SUPPL

Ladies and Gentlemen:

Nestlé S.A., a corporation organized under the laws of Switzerland (the "Company") hereby furnishes to the Securities and Exchange Commission (the "SEC"), an updated list (Exhibit) identifying the information referred to in paragraph (b)(1)(i) of Rule 12g3-2 and statements as to when and by whom it is required to be made public, filed with any such exchange, or distributed to security holders. Pursuant to Rule 12g3-2(b)(1)(iv), if any changes occur in the kind of information required to be published under paragraph (b)(1)(ii) of Rule 12g3-2, the Company will furnish a revised list reflecting such changes.

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2719; e-mail : michele.burger@nestle.com), should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger

Encl.

bc. w/encls.:
John T. Gaffney
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
U.S.A

dw 3/28

Exhibit

REPORTING OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING OF THE NESTLÉ S.A. SHARE AT THE SWX SWISS EXCHANGE

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1	***General***			
1.01	Change of name	Within 2 trading days following commercial register entry	- Name old/new; Web address old/new - Ticker symbol old/new; security no./ISIN - Copies of extract from commercial register and Articles of Association - Date as of when Exchange modification is to be made	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_namechange_en.html),E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) SEC/Citibank
1.02.	Address change of registered office	Within 2 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax no. - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_headoffice_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.03	Change of auditors	Within 2 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax.no. - Evidence of formal registration of new auditors - Reasons why previous auditors were replaced (incl. detailed comments on any unresolved differences of opinion between issuer and auditor in connection with accounting matters and financial reporting) - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_auditor_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.04	Change of balance sheet date (closing of accounts for financial year)	Upon occurrence	- New balance sheet date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1.05	Qualified opinion in report of group auditors	Upon gaining knowledge	- Copy of report by group auditors, with comments on any unresolved differences of opinion between issuer and group auditors in connection with accounting matters and financial reporting	1) SWX: Online-form www.swx.com/contact/admission_reporting_en.html) E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.06	Changes of contact persons (Chairman, CEO, CFO, Head of Investor Relations, those responsible for fulfilling ad hoc publicity and reporting obligations)	Upon occurrence	- Surname; given name; address; tel. direct; fax direct; e-mail address direct	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_contactparties_en.html) E-mail (meldepflichten@swx.com) or Fax: (+41 58 854 2933) 2) SEC/Citibank
2	***Financial Reporting***			
2.01.	Annual report	Upon publication	- 2 copies	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) SEC/Citibank
2.02.	Interim financial report	Upon publication	- 2 copies	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) SEC/Citibank
3	***(Annual and extraordinary) general meetings of shareholders (GMS)***			
3.01	Date of next GMS	As soon as determined	- Date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.02	Date of closure of share register	As soon as determined	- Date as of which the share register is closed	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
3.03	Invitation to GMS	Upon publication	- 1 copy	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.04	GMS resolutions	At latest 1 day after GMS	- Resolutions adopted as per agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.05	Opting-out / opting-up (Arts. 22, 32 SESTA)	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.06	Regulations on shares with restricted transferability (Art. 685d ff. CO)	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
4	***Dividend-/ex-dividend trading***			
4.01	-Date of ex-dividend trading *(ex-dividend trading may start at the earliest on the 3rd trading day following the GMS)* -Payment date of dividend	At latest 20 days prior to GMS	- Ex date, payment date - Category of securities - Security no./ISIN - Gross amount payable per equity security - Coupon no. - Any further modalities	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_dividends_en.html), E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
5	***Capital structure***			
5.01	Creation of conditional or authorised capital	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.02	Exercise of conditional capital	Monthly, on 1st trading day of the following month (also in case of negative declarations)	- Category of securities - Security no./ISIN - Purpose (pursuant to Articles of Association) - Term to duration of warrant or convertible bonds - Number of exercised securities - Remaining conditional capital	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_condcapital_en.html) or E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.03	Commercial register entry of newly created equity rights from conditional capital	At latest 3 months following close of annual accounts	- Copy of commercial register extract	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.04	Capital decrease (in particular, upon repayment of nominal value or destruction of shares)	At latest within 2 months following 3rd notice of public call for creditors	- Date as of which Exchange modification is to be made - In case of repayments: Payment date; ex date; category of securities; security no./ISIN; gross amount payable per equity security; coupon no. - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_capitaldecrease_en.html), E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) SEC/Citibank
6	***Documents / Information***			
	Documents and information provided to the market (e.g. media releases)	Simultaneously with publication	All documents and information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
7	***Annual list of published information***			
	Document containing or referring to all information published during the preceding year	Within 20 business days of the publication of the Management Report	Where the document refers to information it shall at least be stated where the information can be obtained, the date of publication and a short description of the information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
8	***Certain securities transactions by Management***			
	Certain transactions by Directors and members of the Executive Board in financial instruments relating to the Nestlé S.A. share	Within four trading days of the SWX following the transaction	- Issuer - Transaction date - Type of transaction - Quantity - Price of transaction - Type of security - Security no./ISIN	1) SWX: Online (Reported transactions will be disclosed on the website of the SWX) 2) SEC

NESTLÉ S.A.

DHL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

17 March, 2006

Ladies and Gentlemen:

Nestlé S.A., a corporation organized under the laws of Switzerland (the "Company") hereby furnishes to the Securities and Exchange Commission (the "SEC"), an updated list (Exhibit) identifying the information referred to in paragraph (b)(1)(i) of Rule 12g3-2 and statements as to when and by whom it is required to be made public, filed with any such exchange, or distributed to security holders. Pursuant to Rule 12g3-2(b)(1)(iv), if any changes occur in the kind of information required to be published under paragraph (b)(1)(ii) of Rule 12g3-2, the Company will furnish a revised list reflecting such changes.

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2719; e-mail : michele.burger@nestle.com), should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger

AVENUE NESTLÉ 55 CH-1800 VEVEY (SUISSE) TÉLÉPHONE 021 924 21 11 TÉLÉFAX 021 921 18 85

Exhibit

REPORTING OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING OF THE NESTLÉ S.A. SHARE AT THE SWX SWISS EXCHANGE

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1	***General***			
1.01	Change of name	Within 2 trading days following commercial register entry	- Name old/new; Web address old/new - Ticker symbol old/new; security no./ISIN - Copies of extract from commercial register and Articles of Association - Date as of when Exchange modification is to be made	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_namechange_en.html),E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) SEC/Citibank
1.02.	Address change of registered office	Within 2 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax no. - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_headoffice_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.03	Change of auditors	Within 2 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax.no. - Evidence of formal registration of new auditors - Reasons why previous auditors were replaced (incl. detailed comments on any unresolved differences of opinion between issuer and auditor in connection with accounting matters and financial reporting) - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_auditor_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.04	Change of balance sheet date (closing of accounts for financial year)	Upon occurrence	- New balance sheet date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1.05	Qualified opinion in report of group auditors	Upon gaining knowledge	- Copy of report by group auditors, with comments on any unresolved differences of opinion between issuer and group auditors in connection with accounting matters and financial reporting	1) SWX: Online-form www.swx.com/contact/admission_reporting_en.html) E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.06	Changes of contact persons (Chairman, CEO, CFO, Head of Investor Relations, those responsible for fulfilling ad hoc publicity and reporting obligations)	Upon occurrence	- Surname; given name; address; tel. direct; fax direct; e-mail address direct	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_contactparties_en.html) E-mail (meldepflichten@swx.com) or Fax: (+41 58 854 2933) 2) SEC/Citibank
2	***Financial Reporting***			
2.01.	Annual report	Upon publication	- 2 copies	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) SEC/Citibank
2.02.	Interim financial report	Upon publication	- 2 copies	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) SEC/Citibank
3	***(Annual and extraordinary) general meetings of shareholders (GMS)***			
3.01	Date of next GMS	As soon as determined	- Date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.02	Date of closure of share register	As soon as determined	- Date as of which the share register is closed	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
3.03	Invitation to GMS	Upon publication	- 1 copy	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.04	GMS resolutions	At latest 1 day after GMS	- Resolutions adopted as per agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.05	Opting-out / opting-up (Arts. 22, 32 SESTA)	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.06	Regulations on shares with restricted transferability (Art. 685d ff. CO)	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
4	***Dividend-/ex-dividend trading***			
4.01	-Date of ex-dividend trading *(ex-dividend trading may start at the earliest on the 3rd trading day following the GMS)* -Payment date of dividend	At latest 20 days prior to GMS	- Ex date, payment date - Category of securities - Security no./ISIN - Gross amount payable per equity security - Coupon no. - Any further modalities	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_dividends_en.html), E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
5	***Capital structure***			
5.01	Creation of conditional or authorised capital	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.02	Exercise of conditional capital	Monthly, on 1st trading day of the following month (also in case of negative declarations)	- Category of securities - Security no./ISIN - Purpose (pursuant to Articles of Association) - Term to duration of warrant or convertible bonds - Number of exercised securities - Remaining conditional capital	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_condcapital_en.html) or E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.03	Commercial register entry of newly created equity rights from conditional capital	At latest 3 months following close of annual accounts	- Copy of commercial register extract	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.04	Capital decrease (in particular, upon repayment of nominal value or destruction of shares)	At latest within 2 months following 3rd notice of public call for creditors	- Date as of which Exchange modification is to be made - In case of repayments: Payment date; ex date; category of securities; security no./ISIN; gross amount payable per equity security; coupon no. - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_capitaldecrease_en.html), E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) SEC/Citibank
6	***Documents / Information***			
	Documents and information provided to the market (e.g. media releases)	Simultaneously with publication	All documents and information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
7	***Annual list of published information***			
	Document containing or referring to all information published during the preceding year	Within 20 business days of the publication of the Management Report	Where the document refers to information it shall at least be stated where the information can be obtained, the date of publication and a short description of the information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
8	***Certain securities transactions by Management***			
	Certain transactions by Directors and members of the Executive Board in financial instruments relating to the Nestlé S.A. share	Within four trading days of the SWX following the transaction	- Issuer - Transaction date - Type of transaction - Quantity - Price of transaction - Type of security - Security no./ISIN	1) SWX: Online (Reported transactions will be disclosed on the website of the SWX) 2) SEC